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January 24, 2023	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christopher Wall

J. Nolan McWilliams

David Irving

Bonnie Baynes

Division of Corporation Finance

Office of Finance

Re:	GSR II Meteora Acquisition Corp.

Amendment No. 1 to Preliminary Proxy Statement Filed on Schedule 14A

Filed December 1, 2022

File No. 001-41305

To the addressees set forth above:

On behalf of our client, GSR II Meteora Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 19, 2023 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission by the Company on October 5, 2022 and Amendment No. 1 to the Preliminary Proxy Statement filed with the Commission by the Company on December 1, 2022. Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Proxy Statement.

Revised Preliminary Proxy Statement filed December 1, 2022

January 24, 2023

General

1.

Please disclose any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company and Bitcoin Depot do not believe that any of the significant crypto asset market developments, including the price volatility of crypto assets, are material to understanding or assessing Bitcoin Depot’s business, financial condition and results of operation or the Company’s share price since the Company’s last reporting period because, as disclosed on pages 235 and 243 to 244 of the Proxy Statement, Bitcoin Depot’s transaction volumes have not been correlated to the price of cryptocurrencies historically, notwithstanding volatile cryptocurrency prices. For example, Bitcoin Depot’s revenue for the twelve months ended September 30, 2022 grew by 36% year-over-year, while the market price of Bitcoin declined more than 50% during the same period. Moreover, because Bitcoin Depot does not custody any user assets and does not offer any lending functions, nor is there any commingling of user funds, it is not currently exposed to the same factors that many troubled companies in the crypto space have had to face.

Certain Defined Terms, page 3

2.

You define cryptocurrency as “a digital currency designed to work as a medium of exchange through a computer network.” This definition appears to exclude any coin or token not used as a peer to peer medium of exchange, and would appear to include computer-based media of exchange such as in-game video game currency and online store incentives exchangeable for goods or services. We also note your use of “cryptocurrency” throughout your description of Bitcoin Depot’s activities and your disclosure that Bitcoin Depot’s offering is now limited to the sale and (in limited cases) purchase of bitcoin. For clarity, please revise “cryptocurrency” to “bitcoin” as appropriate, or disclose the process by which Bitcoin Depot will determine whether to offer additional crypto assets through its kiosks and BDCheckout in the future.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the definition of “cryptocurrency” in the Proxy Statement to mean “an asset that is issued and/or transferred using distributed ledger or blockchain technology,” and has also revised the disclosure throughout the Proxy Statement to replace “cryptocurrency” with “Bitcoin” where applicable.

Questions and Answers About the Proposals for PubCo Stockholders

Q: What interests do the current officers and directors of PubCo have in the business combination?, page 26

3.

Refer to your response to comment 4. We note that you describe certain transaction costs payable by the Sponsor on page 109 that will be payable regardless of whether the transaction completes. Please include these and any other transaction costs in your disclosure of the aggregate costs on pages 26 to 27, 40 to 41, 151 to 152 and 160 to 161.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 27, 42, 153 and 162 of the Proxy Statement to disclose the transaction costs payable by the Sponsor regardless of whether the transaction completes.

January 24, 2023

Summary of the Proxy Statement

Organizational Structure, page 43

4.	Please include post-closing ownership percentages for the entities in the diagram.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 44 of the Proxy Statement to include post-closing ownership percentages for the entities in the diagram.

Board of Directors of PubCo Following the Business Combination, page 43

5.

Refer to your response to comment 7. Please confirm that to the extent you determine to avail yourself of the corporate governance exemptions under the Nasdaq Listing Rules, you will provide the disclosure called for by Instruction 1 to Item 407(a) to Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 48, 88, 169 and 277 of the Proxy Statement to provide the disclosure called for by Instruction 1 to Item 407(a) to Regulation S-K.

Risk Factors, page 57

6.

Refer to your response to comment 45. Please remove the language in your risk factors on pages 99 and 118 stating that there, “has been limited precedents for the financial accounting of cryptocurrencies and related valuation and revenue recognition...and financial condition.” As noted previously, we observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification guidance whose scope applies to your transactions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the subject language has been removed from the Proxy Statement.

7.

You state that you “replenish [y]our hot wallet from time to time through open market purchases of cryptocurrency with certain liquidity providers.” To the extent material, please describe any risk to you, either direct or indirect, from excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets at your relevant liquidity providers, if applicable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that because Bitcoin Depot does not custody consumer assets, Bitcoin Depot has no assets subject to customer withdrawal or redemption. Bitcoin Depot’s principal liquidity provider, Cumberland, does not hold assets on behalf of counterparties and is therefore not subject to material redemption or withdrawal risk. Moreover, Bitcoin Depot has multiple other potential liquidity providers available to it.

January 24, 2023

8.

To the extent material, please discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as discussed in the Proxy Statement and elsewhere herein, Bitcoin Depot’s historical results have not been correlated to the price of cryptocurrencies, notwithstanding crypto price volatility. For example, Bitcoin Depot’s revenue for the twelve months ended September 30, 2022 grew by 36% year-over-year, while the market price of Bitcoin declined more than 50% during the same period. Moreover, because Bitcoin Depot does not custody any user assets and does not offer any lending functions, nor is there any commingling of user funds, it is not currently exposed to the same factors that many troubled companies in the crypto space have had to face. The Company also respectfully refers the Staff to certain disclosure in the Proxy Statement contemplating potential risks to reputational health that could stem from future developments related to crypto assets and crypto asset markets, including the below-listed risk factors, and has revised the risk factor beginning on page 74 of the Proxy Statement to provide that such risk to Bitcoin Depot’s reputational health may be increased due to recent disruption in the crypto asset markets.

•

“Our products and services may be exploited to facilitate illegal activity such as fraud, money laundering, gambling, tax evasion, and scams. If any of our users use our business to further such illegal activities, our business could be adversely affected.”

•

“Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in Bitcoin and/or other cryptocurrency-related activities, or that accept Bitcoin as payment, including financial institutions of investors in our securities, and we may be exposed to counterparty risk as a result.”

•

“Due to unfamiliarity and some negative publicity associated with cryptocurrency-related businesses, existing and potential users may lose confidence in cryptocurrency-related products and services which could negatively affect our business.”

•

“We are subject to an extensive and highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws, rules and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.”

•

“It may become illegal to acquire, own, hold, sell or use Bitcoin, or other cryptocurrencies, participate in blockchains or utilize similar cryptocurrencies in more countries, the incidence of which would adversely affect us.”

9.

We note that you are not authorized or permitted to offer your products and services to customers outside of the jurisdictions where you have obtained the required governmental licenses and authorizations. Please describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of those jurisdictions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as disclosed in the Proxy Statement and prior correspondence with the Staff, Bitcoin Depot currently operates in states where it has obtained the requisite licenses to the extent that the laws and regulations of such states clearly indicate that a license is required or where state regulators have advised Bitcoin Depot that it needs a license to operate, and also operates in jurisdictions where it does not believe it is required, or has been informed by the relevant jurisdiction that it is not required, to obtain money transmitter licenses or any other required licenses. This belief is based on our analysis of the applicable laws and regulations and/or our communications with the regulators in the relevant jurisdiction. The Company advises the Staff that clarifying language has been added to the risk factor beginning on page 77 of the Proxy Statement entitled, “—Any failure to obtain or maintain necessary money transmission registrations and licenses could adversely affect our operations.” The Company also respectfully advises the Staff that Bitcoin Depot faces no material risks from unauthorized or impermissible user access to Bitcoin Depot’s products and services outside of the aforementioned jurisdictions.

10.

Please describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, aside from the risks and other disclosures regarding crypto legislation and regulation included in the Proxy Statement under “Risk Factors—Risks Related to Government Regulation and Privacy Matters”, there are no additional known material risks to Bitcoin Depot’s business arising from the possibility of regulatory developments related to crypto assets and crypto asset markets, nor are there any additional known potential material effects on Bitcoin Depot’s business, financial condition and results of operations, to the extent they may result from material pending crypto legislation or regulation, that are not otherwise already disclosed in the Proxy Statement.

January 24, 2023

11.	Please describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

Response: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the Company’s response to comment 10 above.

12.

Please describe any material risks related to safeguarding your crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or commingling of assets are not effective.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as described on page 80 of the Proxy Statement, the primary material risks relating to the safeguarding of Bitcoin Depot’s crypto asset holdings comprise possible threats to the security of one or more of Bitcoin Depot’s hot wallet accounts. For example, if the integrity of one or more of the accounts associated with Bitcoin Depot’s hot wallets were to be compromised, the resultant exposure to Bitcoin Depot could entail the loss of the value of all Bitcoin held by Bitcoin Depot in such one or more wallets; the cumulative amount of Bitcoin held across all Bitcoin Depot’s hot wallets totaled approximately $0.5 million as of September 30, 2022. Such risk could materialize if a third-party actor illegally gained access to such hot wallet account by unlawfully obtaining Bitcoin Depot employee passwords and two-factor authentication tools.

If the efforts taken by Bitcoin Depot in connection with safeguarding its crypto assets are not effective, Bitcoin Depot’s operations could be disrupted, which could adversely impact its business.

The Company also respectfully advises the Staff that Bitcoin Depot never custodies, controls, commingles nor manages the cryptocurrency of its users or of any other third party and hence the concepts of safeguarding users’ crypto assets, crypto commingling or conflicts of interest in this regard are inapplicable in the context of Bitcoin Depot’s business.

13.

To the extent material, please describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that management has not identified any gaps with respect to Bitcoin Depot’s risk management processes and policies in light of current crypto market conditions and therefore no changes have been made to such processes and policies.

14.	To the extent material, please describe any of the following risks from disruptions in the crypto asset markets:

•	Risk from depreciation in your stock price.

•	Risk of loss of customer demand for your products and services.

•	Financing risk, including equity and debt financing.

January 24, 2023

•	Risk of increased losses or impairments in your investments or other assets.

•	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

•	Risks from price declines or price volatility of crypto assets.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the risk factor beginning on page 74 of the Proxy Statement to contemplate the above-listed risks.

Risks Related to Government Regulation and Privacy Matters, page 57

15.

Refer to your response to comment 12, including your statement that you do not believe “Bitcoin Depot is currently required to obtain money transmitter licenses or any other required licenses in the other jurisdictions in which it operates.” Please expand your disclosure as to how you arrived at this belief, and expand your risk disclosure in the event that you are found not to have obtained a required license for your activities in a state.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company, Bitcoin Depot and their advisors reviewed applicable state laws to determine which states required a money transmitter license to be obtained. The Company further advises the Staff that the Company and Bitcoin Depot have directly communicated with potential regulators whenever applicable to ensure that Bitcoin Depot has money transmitter licenses and applications pending in any required jurisdictions.

The consummation of the business combination..., page 102

16.

Refer to your disclosure in (i)(y) and (ii) of this risk factor. Please disclose how you will notify shareholders prior to the vote if a significant number of state regulators deny to consent to the change in control and describe the risk to investors that you will be permitted to close the transaction if regulators in states representing up to 20% of your revenue object to the transaction or to BT OpCo’s operations in their state, and that investors may therefore own shares in a combined group with significantly reduced revenue.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 103 of the Proxy Statement.

Business of Bitcoin Depot, page 226

17.

To the extent material, please discuss how the recent bankruptcies of crypto asset market participants and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered because of the bankruptcies or may otherwise be lost or misappropriated.

Response: During early November 2022, market volatility in the prices of digital assets spiked in connection with liquidity issues faced by FTX and Alameda Research and in anticipation of such

January 24, 2023

firms’ potential bankruptcy. Bitcoin Depot currently has no counterparty credit exposure to these firms or any other crypto industry firms involved in recent bankruptcies. Further, Bitcoin Depot does not have any material assets that may not be recovered, or that may otherwise be lost or misappropriated, due to such bankruptcies. Bitcoin Depot has not experienced, and does not anticipate that there will be, any material impact on its plans for business operations or financial condition as a result of such recent bankruptcies. Bitcoin Depot believes such events, when juxtaposed with Bitcoin Depot’s business model and operational standards, further highlight Bitcoin Depot’s prudent risk management practices and differentiate Bitcoin Depot’s risk profile since Bitcoin Depot never custodies a user’s crypto.

The Company also respectfully refers the Staff to the risk factor added to the Proxy Statement as noted in the Company’s response to comment 14 above, which contemplates potential risks arising from crypto asset market disruptions.

18.

To the extent material to an understanding of your business, please describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

•	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.

•	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.

•	Have the crypto assets of their customers unaccounted for.

•	Have experienced material corporate compliance failures.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, for the reasons discussed in the Company’s response to comment 17 above, the types of exposures contemplated by the Staff’s comment are not material to an understanding of Bitcoin Depot’s business.

19.

Refer to your response to comment 1 and your disclosure on page 226 that you allow customers to sell “cryptocurrency to us in exchange for cash.” Please clarify whether customers may sell cryptocurrency other than bitcoin to you using your kiosks. If not, please clarify that customers may sell bitcoin at certain kiosks.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the subject disclosure to replace “cryptocurrency” with “Bitcoin.”

20.

Refer to your response to comment 23. Please disclose whether transfers require executive or management-level approval and disclose whether the private keys are stored in the United States or Canada, or in a jurisdiction where you do not maintain kiosk operations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that transfers require dual approval by the Chief Executive Officer and Chief Operating Officer of Bitcoin Depot, and that Bitcoin Depot’s private keys are stored in the United States. The Company has revised the disclosure on page 239 of the Proxy Statement to reflect foregoing.

January 24, 2023

21.

We note your disclosure that you source all of your kiosks from Genmega. To the extent your relationship with Genmega is material to Bitcoin Depot’s business, please disclose the material terms of any agreements with Genmega and expand your risk factor disclosure to cover the risk that your purchasing relationship with Genmega may cease and the challenges of finding a replacement kiosk provider.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Bitcoin Depot has historically sourced its kiosks exclusively from Genmega. However, in light of its acquisition of a majority interest in BitAccess, Bitcoin Depot now owns a software platform that can operate on several different hardware platforms in addition to Genmega. There are numerous other hardware suppliers available to Bitcoin Depot should it ever decide to cease purchasing from Genmega. In light the foregoing, after considering the current level of materiality of the relationship with Genmega, the Company and Bitcoin Depot have determined that no additional disclosure is required in this regard.

22.

You state on page 236 that you “hold an amount of cryptocurrency in a hot wallet that [you] own...” and that you “replenish [your] hot wallet from time to time through open market purchases of cryptocurrency with certain liquidity providers.” Please disclose whether the price for crypto assets that you charge a customer is based upon the price paid by you to your liquidity providers, or the spot price at the time of the customer’s transaction. If the former, please disclose any risks related to fluctuations in crypto asset prices between the time of purchase and onward sale to customers that you face.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 239 of the Proxy Statement to clarify that the price which Bitcoin Depot charges its users is based on the spot price at the time of a user’s transaction.

23.

To the extent material to an understanding of your business, please discuss any steps you take to safeguard your customers’ crypto assets and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as described on pages 77 to 78 and 240 to 241 the Proxy Statement, as a federally registered money services business and a state-licensed money transmitter, Bitcoin Depot is subject to a range of legal obligations and requirements including bonding, net worth maintenance, user notice and disclosure, reporting, recordkeeping and cybersecurity requirements, and obligations that apply to the safeguarding of third-party funds and crypto assets. However, as discussed elsewhere herein and in the Proxy Statement, Bitcoin Depot never custodies, commingles, controls or manages the cryptocurrency of its users or of any other third party and hence the concept of safeguarding users’ crypto assets or crypto commingling in this regard is inapplicable in the context of Bitcoin Depot’s business. As such, Bitcoin Depot does not have in place any policies and procedures relating to safeguarding its users’ crypto assets or the commingling of its users’ or any other parties’ assets, nor does it have any formal policies or procedures in place pertaining to self-dealing or conflicts of interest. The Company also confirms that no material changes have been deemed necessary, and thus have not been made, to Bitcoin Depot’s processes in light of the current crypto asset market disruption.

January 24, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bitcoin

Depot, page 240

24.

Refer to your response to comment 31. You disclose that you maintain a low balance of cryptocurrency - typically less than $0.5 million - and that you transact almost exclusively in Bitcoin. Given that your crypto asset balance was $6.6 million at December 31, 2021, and $6.0 million was in Ethereum, please include additional disclosures in your next amendment discussing these balances.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 71 of the Proxy Statement to discuss Bitcoin Depot’s crypto asset balance at December 31, 2021.

25.	Given the low balance of cryptocurrency, please tell us the following regarding your replenishment process:

•

Address how the Company monitors the real time notifications and activities of customer requests for the purchases and sales of crypto assets and how this equates to the Company’s buying and selling activities in order to maintain sufficient inventory of crypto assets on hand to meet customer demand; and

•

Address if you have had instances where you have not had sufficient crypto assets in inventory in order to execute customer transactions, and if not, the steps taking to perform execution of the transactions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

•

Bitcoin Depot utilizes the BitAccess software platform to monitor and manage in real time buy and sell requests initiated by users across the fleet of BTM kiosks. Bitcoin Depot purchases additional Bitcoin to be used in operations (i.e., sold to users) at the same frequency at which it receives requests from users to buy Bitcoin. This platform also factors in any inflows of Bitcoin resulting from user sales to Bitcoin Depot. As a result, the BitAccess software platform allows Bitcoin Depot to maintain in its hot wallet a consistent level of Bitcoin at any given time in an amount sufficient to meet user demand.

•

There have been very few occasions in which Bitcoin Depot did not have sufficient crypto on hand to effect users’ transaction requests. On those few rare occasions, Bitcoin Depot temporarily suspended transactions at its kiosks, which resulted in users not being able to initiate any further transactions at the kiosks for the duration of such limited operational downtime. Such kiosks were brought back online and resumed normal operations once Bitcoin Depot had replenished its crypto holdings in an amount that it deemed sufficient to meet user demand.

26.

We note your response to comment 34 related to fees. For BTM kiosk transactions, you charge a $3 flat fee and for BDCheckout transactions, you charge a $3.50 flat fee that is equal to the fee charged by Incomm to facilitate BDCheckout transactions. Please clarify if you pass along any of the $3 flat fee for BTM kiosk transactions, or if it all represents net revenue. And clarify if you pass along the entire $3.50 flat fee on BDCheckout transactions, or if there is no net revenue from flat fees on BDCheckout transactions.

January 24, 2023

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 248 of the Proxy Statement to clarify that: the entire $3 flat fee for BTM kiosk transactions represents net revenue; and the $3.50 flat fee on BDCheckout transactions is passed along in its entirety to InComm, and as such there is no net revenue from flat fees on BDCheckout transactions.

27.

We note your responses to comments 34, 35, 53, and 54 related to prices used in cryptocurrency transactions, including mark-ups. We disagree with your assertion that mark-up information is not meaningful to an investor’s understanding of your profitability over time. Please tell us, and revise your next amendment, to address the following regarding these mark-ups:

•	Your mark-up percentages or a range of mark-up percentages, by transaction type (BTM kiosk, BDCheckout, Bitcoin Depot website) in the periods presented; and

•	Specifically, how these mark-up percentages are determined, taking into account transaction volume, location, demand, etc.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following:

•	During the periods presented in the Proxy Statement, the markup percentage(s) for:

•

BTM kiosk transactions ranged between 7% and 24%, with such markup rates historically having been, and continuing to be, subject to fluctuation as a result of ongoing price strategy testing by Bitcoin Depot; the Company also notes that, as indicated in its response to comment 34 below, certain disclosure in the Proxy Statement has been revised to break out Bitcoin Depot’s cost of revenue for each period presented;

•	BDCheckout transactions has been 13.5% since inception/rollout of such transaction type in 2022; and

•	Bitcoin Depot website transactions ranged between 2% and 9%.

•

Markup percentages are determined by examining user transaction patterns in various geographic locations, based on ongoing markup rate testing, with the ultimate aim of optimizing profitability, growth and user base.

The Company has accordingly revised the disclosures on pages 248, F-52, F-53, F-86 and F-87 of the Proxy Statement to reflect the foregoing information regarding markup percentages.

28.

Please tell us how your balance of kiosks-owned and kiosks-leased on the Consolidated Balance Sheets in the periods presented reconciles with the key business metric installed kiosks presented on page 242. For example, we noted that kiosks - leased was exactly the same at December 31, 2021, June 30, 2022 (as presented in your last filing) and September 30, 2022, kiosks - owned changed slightly during those periods, but installed kiosks increased from 6,220 to 6,955 to 6,787 at December 31, 2021, June 30, 2022, and September 30, 2022, respectively.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in 2022, Bitcoin Depot did not purchase or lease a material amount of additional kiosks, which is why the assets as reported on the balance sheets corresponding to the 2022 interim periods presented remained largely unchanged. The key business metric (installed kiosks), however,

January 24, 2023

represents the number of kiosks deployed to retail locations at the end of each period presented. From December 31, 2021 to June 30, 2022, Bitcoin Depot was still deploying kiosks that were purchased in the fourth quarter of 2021. The number of kiosks installed declined from June 30, 2022 to September 30, 2022 as a result of Bitcoin Depot’s removal of certain kiosks from certain underperforming retail locations where Bitcoin Depot’s leases had not been renewed by the retail partners associated with such locations, which kiosks were moved to storage until their future deployment to new locations.

Bitcoin Depot is strategically focused on removing lower performing kiosks and subsequently relocating such kiosks to new retail locations, in an effort to maximize the volume of its BTM fleet: the implementation of this business strategy explains how the number of installed kiosks can decline while the total number of owned kiosks remains static.

29.

To the extent material, please discuss whether the crypto assets you own serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, except for the general secured obligations under Bitcoin Depot’s term loan, which is collateralized by substantially all of the assets of Bitcoin Depot and certain of its subsidiaries, as already disclosed on pages 194, 258, F-66 to F-67 and F-95 of the Proxy Statement, none of the Bitcoin owned by Bitcoin Depot serves as collateral for any loan, margin, rehypothecation or other similar activities to which Bitcoin Depot is, or its affiliates are, a party.

Lux Vending, LLC (DBA Bitcoin Depot)

Notes to Consolidated Financial Statements December 31, 2021 and 2020 Note 2.

Summary of Significant Accounting Policies

(e) Cryptocurrencies, page F-48

30.

Refer to your response to comment 48. We note that the Company provides services whereby customers can sell their crypto assets to the Company through a BTM. As it relates to this service offering, please address the following:

•	Quantify the revenue year-to-date in 2022, as well as for 2021, and 2020;

•	Indicate the fiat currency available for withdrawal and if there are any limitations on the amount of cash that can be withdrawn, as well as the process for replenishing cash for withdrawal;

•	Disclose how the price for the cash withdrawal is determined (e.g., is there a markdown on the price of the crypto asset), as well as any fee structure or terms of sale;

•	Indicate the types of cryptocurrency which can be sold in these types of transactions;

•

Disclose your accounting for these types of transactions (i.e. both filled and unfilled). Ensure that your response addresses accounting for revenue recognition, cost of revenue and balance sheet presentation, such as how the asset is measured and whether a financial liability is recognized.

January 24, 2023

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following:

•

The Company would like to advise the Staff that the revenue generated from customers selling crypto assets to Bitcoin Depot was immaterial during the financial statement periods presented. Bitcoin Depot generated the following amounts of revenue in USD:

For the year ended December 31, 2021	For the year ended December 31, 2020	For the Nine Months ended September 30, 2022	For the Nine Months ended September 30, 2021
$338,920	$332,680	$66,560	$244,180

•

Bitcoin Depot’s kiosks at which users are able to sell crypto assets are located in the United States only and as a result such kiosks only dispense USD in connection with any sales transactions. Per Bitcoin Depot’s policy, any given user sale of crypto assets at a kiosk is limited to the equivalent of USD $15,000 worth of crypto subject to the sale at the time of the transaction. In addition, as a practical matter, the amount of crypto the user can sell in such transaction also is limited to the amount of cash in the kiosk at the time of the transaction, which amount is based on the maximum amount of cash that Bitcoin Depot stocks in a kiosk at any given time. Such maximum amount in the past has been as high as USD $15,000 but is currently limited to USD $5,000 per kiosk at any given time.

•

For sales transactions by users, Bitcoin Depot charges 20% of the total transaction value as a markdown, plus a $3 flat fee. These transactions are subject to the Bitcoin Depot’s standard terms of service to which all users must agree prior to transacting at a BTM. Bitcoin Depot only allows Bitcoin to be sold by users at its BTMs.

•

All crypto sold by users to, and in connection with such sales received by, Bitcoin Depot is subsequently held in Bitcoin Depot’s hot wallet. Once the cash is dispensed to the kiosk user the transaction is filled. Therefore the earnings cycle is concluded and revenue is recognized once the user receives the cash from the kiosk. Once the order is filled there is no liability created since the sale is completed (i.e., once cash is dispensed from the kiosk). Additionally, such crypto that has been received has been for the periods presented is recognized as an asset on Bitcoin Depot’s balance sheet under the caption “cryptocurrencies.” Bitcoin Depot’s cryptocurrency is sold to users on a FIFO basis. When a new buy transaction is initiated across Bitcoin Depot’s network of kiosks, the inventory of cryptocurrencies on the balance sheet is utilized to fill a buy order to this new customer. This new transaction initiated across Bitcoin Depot’s kiosk network will move cryptocurrency from our “hot wallet” on the balance sheet at the cost of purchase, to the Cost of Revenues on Bitcoin Depot’s Statement of Income.

31.	Refer to your response to comment 46. Please tell us the following concerning crypto assets held for investment purposes:

•	Explain in greater detail the statement, “...cryptocurrencies are recorded at cost less any cumulative impairments until disposed of once the investment purpose has been achieved;”

•	Tell us how you have changed your business model in 2022 given your disclosure on page F-79 that you do not hold any cryptocurrencies for investment purposes as of September 30, 2022; and

•	Tell us if all cryptocurrencies received as payment are also held for sale to customers, or if some, or all, of these cryptocurrency balances are held for investment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

•

Bitcoin Depot did not have a formal investment policy or express purpose with respect to acquiring, holding or transacting for investment purposes; rather, it purchased quantities of Cryptocurrencies in excess of its then current operational needs to take advantage of favorable market trends at the time of purchase. The Company has revised the subject disclosure to remove reference to “once the investment purpose has been achieved.” “Once the investment purpose has been achieved” referred to Bitcoin Depot’s decision to liquidate the excess position once it was determined that there was no additional likely future benefit (e.g., probable market price increases) from continuing to hold the excess Cryptocurrencies. Cryptocurrencies held by Bitcoin Depot are and have been for the periods presented recorded at cost less any cumulative impairments until disposed of.

January 24, 2023

•

As contemplated by the response immediately above, Bitcoin Depot’s management determined it was no longer desirable to hold excess crypto assets for investment, and shifted its business model to maintain only an amount of crypto on hand necessary to meet Bitcoin Depot’s operational requirements, i.e., to satisfy user demand.

•

All crypto sold by users to, and in connection with such sales received by, Bitcoin Depot is subsequently held in Bitcoin Depot’s hot wallet. For accounting purposes, such Crypto is and has been for the periods presented recognized as an asset on Bitcoin Depot’s balance sheet under the caption “cryptocurrencies.” Bitcoin Depot’s cryptocurrency is sold to users on a FIFO basis.

(i) Revenue Recognition, page F-51

32.

Refer to your response to comment 51. It appears that you have three revenue streams for sales of cryptocurrency to customers - (1) BTM kiosks, (2) BDCheckout at the checkout counter of retail locations, and (3) Bitcoin Depot’s website, where payment is made via a wire transfer to Bitcoin Depot’s cash account. Please revise your disclosure to break out revenues by the three revenue streams listed above for improved transparency for potential investors in the periods presented.

Response: The Company has revised the disclosure on pages F-52 and F-86 of the Proxy Statement to further break out revenues by the three subject revenue streams for the years ended December 31, 2021 and 2020 and for the nine months ended September 30, 2022 and 2021, respectively. The Company also respectfully advises the Staff that Bitcoin Depot did not launch BDCheckout until 2022, and as a result there was no revenue earned prior to such launch.

33.	Refer to your response to comment 52. Please address the following:

•

We note that you earn a variable fee, settled in Bitcoin, equal to a percentage of the cash value of the cumulative transaction volume processed by the software at the kiosks during any given month. However, you note in your response that you settle “at the time of the transaction” and “multiple times a day.” Please clarify in your response how you settle at the time of the transaction or multiple times a day if you the variable consideration is based on transaction volume processed during any given month;

•	Tell us how frequently you receive the transaction volume payments in Bitcoin; and

•	Provide us with a robust accounting analysis of your consideration of ASC 815 for accounting for these contracts as a derivative, citing relevant literature.

January 24, 2023

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

•

Revenues from software services are determined based on the contractual fee for the services provided, calculated as a percentage of the transaction value at the time of the transaction, expressed in dollars. As the transactions are processed by the BitAccess software, the fee is calculated by multiplying the processed transaction value in USD by the fee percentage. The resulting receivables are settled in the USD equivalent of Bitcoin when the services fees accumulate to 0.1 of a Bitcoin, at which time, the corresponding Bitcoin are transferred to Bitcoin Depot’s hot wallets in settlement of the fee owed, which happens multiple times a day.

The contractual fee may be either a fixed percentage of the transaction value expressed in USD or a tiered pricing structure that is based on transaction volumes expressed in USD attained over a monthly period. For example, in the case of a tiered fee arrangement, the fee may be expressed as 1% of the transaction value in USD up to a cumulative transaction volume of $2 million, and 0.75% of the transaction value expressed in USD for the cumulative transaction value from $2,000,001 to $8,000,000 and so on. The tiered pricing is not retrospective; rather, all transactions in the tier are at the same percentage until the cumulative transaction value in USD meets the next tier within a given month. The tier structure resets each month back to the lowest tier.

In both contract types, while the fee earned is variable based on the transaction volume, the settlements are occurring multiple times a day such that the only unsettled transactions at the end of each day are those in which the fee, payable in a corresponding amount of Bitcoin fixed on the USD value at the time of the transaction, have not aggregated to 0.1 Bitcoin before the end of the day (i.e., the maximum unsettled receivable for all customers is less than one Bitcoin). Any unsettled transactions are settled the following day.

•	With reference to the response immediately above, BitAccess receives Bitcoin multiple times a day as transactions are effected by users at BTMs that use operating software provided by BitAccess.

•

Bitcoin Depot has considered whether the right to receive Bitcoin in these transactions represents a derivative under ASC 815. However, because BitAccess software service transactions are settled multiple times a day, the receivable at the end of the day, if any, is immaterial and is settled on the next day. Therefore, Bitcoin Depot has not accounted for an embedded derivative separate from the host contract in these arrangements.

(j) Cost of Revenue, page F-52

34.

Refer your response to comment 55. Please revise your next amendment to break out the cryptocurrency expense line item in your table of cost of revenue to reflect all of the components of this expense (cost of crypto assets, fees paid to obtain crypto assets, etc.) for the periods presented. Please discuss any material changes in specific costs items in MD&A.

Response: Response: The Company has revised the disclosures on pages 252 to 253, 256 to 257, F-53 and F-87 of the Proxy Statement to provide additional details pertaining to Bitcoin Depot’s cost of revenue.

January 24, 2023

Note 5. Restatement, page F-59

35.

Refer to your response to comment 58. In addition to the narrative discussion, please revise your next amendment to provide a footnote corresponding to each line item showing a calculation and reconciliation to the adjustment reflected in pro forma information. These footnotes, including a narrative discussion and quantitative reconciliation, should be included after the table summarizing the restatement.

Response: The Company has revised the disclosures on pages F-59 to F-63 of the Proxy Statement to include the footnotes corresponding to the subject line items.

Lux Vending, LLC (DBA Bitcoin Depot)

Notes to Consolidated Financial Statements Periods Ended September 30, 2022 (Unaudited) and

December 31, 2021

Note 2. Summary of Significant Accounting Policies (e)

Cryptocurrencies, page F-78

36.	Please tell us how you had no impairment on cryptocurrencies in 2022, either held-for- investment or held-for-sale to customers given the volatility and decline in the price of Bitcoin in 2022.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that for cryptocurrency held for investment, the investment is initially recorded at cost and subsequently measured at cost, net of any impairments incurred since acquisition. Bitcoin Depot performs an analysis each quarter to identify whether there has been a decrease in the market price relative to the carrying value of each cryptocurrency held for investment. If the carrying value exceeds the lowest market price at any time since acquiring the specific cryptocurrency held for investment, an impairment is recorded in the amount equal to the difference between its carrying value and such lowest market price. The cryptocurrency held for investment on Bitcoin Depot’s consolidated balance sheets during 2022 related solely to Ethereum. The cost basis of these investments in Ethereum was reduced by impairments recorded in the consolidated statements of income (and comprehensive income) to the extent the market price of Ethereum fell below the cost basis of the specific investments in periods subsequent to their purchase. The market price of Ethereum did not fall below the adjusted carrying values of Bitcoin Depot’s investments in Ethereum from December 31, 2021, through the disposal dates in the first sixth months of 2022, and accordingly, no additional impairment was required to be recorded in 2022.

For cryptocurrencies held for sale to customers, Bitcoin Depot typically holds this cryptocurrency for a short period of time and will turn over its cryptocurrency holdings several times per day. In these situations, the cryptocurrency is bought and sold within the same day and revenue and cost of revenue is recognized gross when the cryptocurrency is sold, resulting in any impairment that could have arisen during the hold period and the remaining cost basis being recorded in cost of revenue at the same time. Given the quick turnover and settlement of the cryptocurrencies held for sale, Bitcoin Depot has not separately disclosed or quantified these impairments. To the extent that any cryptocurrencies held for sale to customers remains on the balance sheet at a reporting date, Bitcoin Depot evaluates impairments similarly to cryptocurrencies held for investment. However, because Bitcoin Depot’s process for purchasing cryptocurrencies for sale to customers is on an as-needed basis, the amounts of cryptocurrencies held for sale to customers is not material at any reporting period and as a result, any corresponding impairments would not be material.

Note 4. Recent Accounting Pronouncements, page F-88

37.

Please tell us, and revise your next amendment as appropriate, to discuss the Company’s adoption and application of Staff Accounting Bullet No. 121 (“SAB 121”). Please specifically address the following:

•	Quantify the total population of cryptocurrency assets held in custody by either the Company or on behalf of the Company at each reporting period date;

•	Reconcile the total population in the bullet above to where it is currently reflected, if at all, in the Company’s financial statements; and

•

Tell us if the Company holds, or engages other parties to hold on their behalf, any other cryptocurrency assets for any other customers, third parties, related parties or entities that are not included in the consolidated financial statements.

•	For each type of cryptocurrency transaction (BM kiosk, BDCheckout, or directly by an OTC trade), please tell us the following:

•

Clarify at what point your full control and custody of the cryptocurrencies before the primary sale are transferred to the customers, and the customers obtains the right to transact in their cryptocurrencies.

•	Tell us who has the risk of loss for cryptocurrency held by third party custodians.

January 24, 2023

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

•

Bitcoin Depot does not and has never held in its custody any cryptocurrency assets of its users. All assets held by Bitcoin Depot or on behalf of Bitcoin Depot in custody are shown on the balance sheet under the caption cryptocurrency

•	Not applicable, in light of response immediately above.

•

Bitcoin Depot does not hold nor has it ever held any user assets in its custody, and has never engaged other parties to do so on its behalf, any crypto assets of any of its users, other third parties, related parties or any other entity.

•	For all transaction types (BTM kiosks; BDCheckout; direct OTC trades):

•

Bitcoin Depot holds in its custody and controls a limited amount of crypto in a hot wallet. Prior to the completion of any given sale of crypto to a user, Bitcoin Depot has custody of such cryptocurrency, and maintains such custody until the transaction is completed. Upon the completion of such transaction, the crypto purchased by the user is electronically delivered to the user’s digital wallet. Following the completion of any given sale to a user, Bitcoin Depot never obtains, and does not have the ability to, control or otherwise custody the crypto purchased by the user.

•

No third-party custodians hold crypto or are otherwise involved in the course of effecting user transactions. Users transact directly with Bitcoin Depot and as such there is no relevant risk relating to third-party custodial losses.

Based on the above facts, the Company has determined that Staff Accounting Bullet #121 was not impactful to Bitcoin Depot and therefore there are no changes required to current disclosures.

January 24, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:	Gus Garcia, Co-Chief Executive Officer, GSR II Meteora Acquisition Corp.

Lewis Silberman, Co-Chief Executive Officer, GSR II Meteora Acquisition Corp.

Thomas Laughlin, Esq., Kirkland & Ellis LLP

Matthew Pacey, Esq., Kirkland & Ellis LLP